Exhibit 99.1

Press Release

SES Acknowledges Fitch’s Rating Action and Reiterates Deleveraging Plan

Luxembourg, January 26, 2026 – SES S.A. (“SES” or the “Company”), a leading space solutions company, acknowledges the credit rating action announced by Fitch today, which follows the release of SES’ Q3 2025 results and Intelsat integration update. SES continues to be rated investment grade by Fitch with a stable outlook.

SES management reiterates that the Company continues to execute on its strategy with a clear plan to strengthen its key credit metrics over time. The Company also has a clear view of the multiple cash generating levers available to it that it believes can substantially support and accelerate the deleveraging plan. SES management will use these levers in a disciplined way and keep investors informed as they deliver on the strategic plan. Consistent with this plan, it remains management’s intention to delever, with a policy objective of reducing adjusted net leverage(1) to at least 3.0x or below.

(1) Adjusted net leverage is defined as Adjusted Net Debt divided by Adjusted EBITDA. Adjusted Net Debt is defined as current and non-current borrowings (including lease liabilities) less cash and cash equivalents (excluding amounts subject to contractual restrictions) and excluding 50% of the Hybrid Bond (classified as borrowing) and including 50% of the Perpetual Bond (classified as equity). Adjusted EBITDA is defined as EBITDA adjusted to exclude significant special items of a non-recurring nature. The primary such items are the net impact of U.S. C-band spectrum repurposing, other income, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities (“M&A”), specific business taxes and one-off regulatory charges arising outside ongoing operations.

For further information please contact:

Christian Kern

Investor Relations

Tel: +352 710 725 7787

christian.kern@ses.com

Steven Lott

Communications

Tel. +352 710 725 500

SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

Forward-looking Statements

This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “estimate,” “expect,” “intend,” “likely,” “believe,” “will,” and similar expressions or their negative. Examples of forward-looking statements include, among others, statements we make regarding performance and strategy execution.

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict such as: high level of competition in the telecommunications industry; changes in technology or markets could make our systems obsolete or subject to reduced or lower demand; commercial performance of satellites may be impaired by in-orbit destruction, damage or other failures or degradations in performance; business disruptions due to failure of information systems, satellite control and operations networks, and other technology as a result of unauthorized access, misappropriation of data, malfeasance, or otherwise; and external growth opportunities or contracts may not yield the expected benefits.

Other factors that might cause such a difference include those discussed in our filings with the US Securities and Exchange Commission, including our Form F-4. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.